EXHIBIT A

ITURAN LOCATION AND CONTROL LTD.
Filing of a Lawsuit in Israel against Ituran
MONDAY, DECEMBER 19, 2005

AZOUR, Israel – December 19, 2005 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced that yesterday – December 18, 2005, it was served with a statement of claim which has been filed against it in the Tel-Aviv District Court. The plaintiffs in said lawsuit are shareholders holding 50% in a company (the “Contracting Party”) which had entered into an agreement with the Company, alleging a breach by the Company of the agreement and other actions on the part of the Company causing the plaintiffs damages in the sum of NIS 14,000,000 (approximately, US$3 million).

A couple of months ago, the Contracting Party itself (and together with another shareholder in the Contracting Party), filed a lawsuit against the Company alleging the same breach of the agreement. Said lawsuit was dismissed by the Tel-Aviv District Court on August 15, 2005. In the lawsuit which the Company filed against the Contracting Party and said shareholder, in the total sum of NIS 1,400,000 (approximately, US$300,000) the court found for the Company.

The Company believes that the allegations presented in the aforementioned statement of claim are without merit and intends to vigorously defend such claims.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 300,000 subscribers distributed globally. Established in 1995, Ituran has approximately 760 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

For further information

Guy Aharonov, Legal Advisor (guy_a@Ituran.com)
Ituran Location & Control LTD
(Israel) +972-3-557-1314